05011289

PT Multimedia

September 15, 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington DC 20549

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with an exhibit hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the document listed below, which constitutes information that the Company has recently made public pursuant to the laws of Portugal:

1. A press release announcing the Company's results for the first half ending June 30, 2005.

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

Very truly yours,

Lídia Falcão

Lídia Falcão

Enclosure

PT – Multimédia,
Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35

Multimedia

RELEASE

PT Multimedia
2005 First Half Results

Lisbon, Portugal, September 15, 2005 – PT Multimedia (Euronext: PTMN.IN) announced today its audited results for the first half ending 30 June 2005.

Consolidated operating revenues amounted to Euro 305.8 million in the first half of 2005. EBITDA reached Euro 94.8 million, equivalent to a margin of 31.0%. EBITDA minus Capex reached Euro 39.2 million. Net income for the period amounted to Euro 43.8 million. Net debt, including financial leasing related to transponders, amounted to Euro 245.7 million in the first half of 2005, an increase of Euro 130.7 million y.o.y. This increase is due to shareholder remuneration of 168.7 million during the period relative to the payment of dividends and the execution of the share buyback programme. Considering the proceeds generated from the sale of the Media business (Euro 163.7 million) PT Multimedia had a net debt of Euro 82.0 million in the end of June 2005.

PT Multimedia's audited financial results have been prepared in accordance with International Financial Reporting Standards (IFRS) as from 1 January 2005. Financial information for prior periods has been restated in accordance with IFRS for comparative purposes.

The Media business is disclosed a discontinued operation in the first half of 2004 and 2005, in accordance with IFRS rules, pursuant to the execution on 25 August 2005 of the promissory sale agreement of Lusomundo Serviços, SGPS, S.A. (corresponding to the Media business), signed on 28 February 2005, following the decision of non-opposition by Competition Authority.

Following the sale of the Media business, and taking into consideration the increasingly integrated management of the Pay-TV and Broadband Internet and the Audiovisuals businesses, combined with the growing weight of the Pay-TV business, PT Multimedia is now reporting a single business segment which includes Pay-TV, Broadband Internet and the Audiovisuals businesses.

After 10 years of activity, TV Cabo significantly upgraded its customer relationship management, billing and provisioning systems. During the migration to the new systems the existing database was thoroughly reviewed and the necessary adjustments were made accordingly. Additionally, the disconnection processes were less efficient during the implementation of the new systems, which led to an increase in the number of customers with past due receivables. As a result, inactive subscribers and certain subscribers with past due receivables were written off from the reported database, and their revenues deferred.

1. FINANCIAL HIGHLIGHTS

Table 1 – Financial Highlights

Euro million	2Q05	2Q04	y.o.y.	1H05	1H04	y.o.y.
Operating Revenues	149.2	141.8	5.2%	305.8	285.9	7.0%
Pay TV and Broadband Internet	133.7	124.8	7.1%	271.4	243.6	11.4%
Operating Costs excluding D&A	103.0	97.3	5.9%	211.0	199.7	5.7%
EBITDA (1)	46.2	44.6	3.8%	94.8	86.2	10.0%
Income from Continued Operations	31.6	31.1	1.8%	66.5	61.4	8.4%
Net Income	21.3	18.8	13.4%	43.8	37.1	18.1%
Capex	39.6	12.7	210.9%	55.6	22.2	150.4%
Capex as % of Revenues	26.6	9.0	17.6pp	18.2	7.8	10.4pp
EBITDA minus Capex	6.6	31.8	(79.2%)	39.2	64.0	(38.7%)
Net Debt	245.7	36.0	583.1%	245.7	36.0	583.1%
EBITDA Margin (2) (%)	31.0	31.4	(0.4pp)	31.0	30.2	0.9pp
Net Debt to EBITDA (x)	1.3	0.2	1.1x	1.3	0.2	1.1x
EBITDA Cover (x)	33.1	(273.4)	306.5x	39.7	183.8	(144.1x)

(1) EBITDA = Income from Continued Operations + Depreciation and Amortisation.
(2) EBITDA Margin = EBITDA / Operating Revenues.

Operating revenues increased by 7.0% y.o.y in the first half of 2005 to Euro 305.8 million.

Pay-TV and Broadband Internet revenues increased by 11.4% to Euro 271.4 million in the first half of 2005, representing 88.8% of PT Multimedia's consolidated revenue. Operating revenues in the first half of 2005 were negatively impacted by the adjustments made in the customer base, as revenues related to bad debt customers have been deferred.

EBITDA amounted to Euro 94.8 million an increase 10.0% y.o.y in the first half of 2005, equivalent to an EBITDA margin of 31.0%.

Recurring operating income increased by 8.4% y.o.y in the first half of 2005 to Euro 66.5 million, equivalent to an operating margin of 21.7%, am increase of 0.3 pp relative to the first semester of 2004.

Net income totalled Euro 43.8 million in the first half of 2005 compared to Euro 37.1 million in the first half of 2004, an increase of 18.1% y.o.y.

Capex increased by Euro 33.4 million y.o.y to Euro 55.6 million in the first half of 2005, equivalent to 18.2% of revenues. Excluding non cash items, capex in the first half of 2005 amounted to Euro 38.8 million, an increase of Euro 16.6 million y.o.y. This increase is primarily due to investments in (i) set top boxes related to the digitalization programme, (ii) information systems upgrade, and (iii) the cable network in order to improve Pay TV and Broadband Internet offer and quality of service.

EBITDA minus Capex amounted to Euro 39.2 million in the first half of 2005, corresponding to 12.8% of operating revenues. Excluding non cash items, EBITDA minus Capex in the first half of 2005 totalled Euro 56 million, a decrease of 12.2% y.o.y, equivalent to 18.3% of revenues.

Net debt, including financial leasing related to transponders, amounted to Euro 245.7 million at the end of the first quarter of 2005, an increase of Euro 130.7 million from the end of 2004. This increase is essentially due to outflows related to shareholder remuneration, including dividends and a share buyback amounting to Euro 77.3 million and Euro 91.5 million, respectively. Considering the proceeds generated from the sale of the Media business (Euro 163.7 million) PT Multimedia had a net debt of Euro 82.0 million in the end of June 2005.

2. OPERATING HIGHLIGHTS

Table 2 – Key Performance Indicators [1]

	2Q05	2Q04	y.o.y.	1H05	1H04	y.o.y.
Pay TV and Broadband Internet						
Homes Passed ('000)	2,606	2,514	3.7%	2,606	2,514	3.7%
Bi-directional (Broadband Enabled)	2,484	2,283	8.8%	2,484	2,283	8.8%
Pay-TV Customers [2,3] ('000)	1,465	1,487	(1.5%)	1,465	1,487	(1.5%)
Cable	1,076	1,123	(4.2%)	1,076	1,123	(4.2%)
Satelite	389	364	6.8%	389	364	6.8%
Pay-TV Net Additions ('000)	9	21	(58.2%)	16	45	(64.7%)
Cable	7	12	(46.7%)	10	30	(65.4%)
Satelite	2	9	(74.1%)	6	16	(63.2%)
Penetration Rate of Cable (%)	41.3%	44.7%	(3.4pp)	41.3%	44.7%	(3.4pp)
Premium Subscriptions [3] ('000)	786	876	(10.2%)	786	876	(10.2%)
Pay to Basic Ratio (%)	53.6%	58.9%	(5.2pp)	53.6%	58.9%	(5.2pp)
Cable Broadband Accesses ('000)	333	269	23.7%	333	269	23.7%
Cable Broadband Net Additions ('000)	13	19	(29.4%)	27	39	(29.3%)
Penetration of Cable Broadband (%)	30.9%	23.9%	7.0pp	30.9%	23.9%	7.0pp
Blended ARPU (Euro)	28.06	25.33	10.8%	27.60	25.02	10.3%
Audiovisuals						
Tickets Sold ('000) [4]	1,341	1,658	(19.1%)	3,080	3,675	(16.2%)
Average Attendance Rates (%)	10.3%	14.3%	(4.0pp)	12.5%	16.0%	(3.5pp)

(1) As a result of the adjustments made in the customer base, following the migration to new CRM, provisioning and billing systems, the number of Pay-TV customers at the end of 2Q05, 1Q05 and 4Q04 was 1,465 thousand, 1,456 thousand and 1,449 thousand respectively. The adjusted number of cable broadband customers at the end of 2Q05, 1Q05 and 4Q04 was 333 thousand, 319 thousand and 305 thousand respectively.

(2) These figures are related to the total number of Pay TV basic customers. PTM's Pay TV business offers several basic packages,based on different technologies, and directed to different market segments (residential, real estate and hotels), with a distinct geographical scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels.

(3) These figures include products in temporary promotions, such as "Try and Buy" promotions.

(4) First semester 2004 figures do not include tickets sold by Warner Lusomundo in December 2003.

Pay TV and Broadband Internet

- After 10 years of activity, TV Cabo significantly upgraded its customer relationship management, billing and provisioning systems. During the migration to the new systems the existing database was thoroughly reviewed and the necessary adjustments were made accordingly. Additionally, the disconnection processes were less efficient during the implementation of the new systems, which led to an increase in the number of customers with past due receivables. As a result, inactive subscribers and certain subscribers with past due receivables were written off from the reported database, and their revenues deferred. TV Cabo defines inactive subscribers as those who were still in TV Cabo's database despite not being invoiced and not currently subscribing to or viewing any of TV Cabo's packages.

  As a result of the database review, TV Cabo has written off from the number of reported subscribers 104 thousand Pay TV subscribers as of December 2004 and 143 thousand as at June 2005. The adjustment in the number of Internet subscribers is 10 thousand as of December 2004 and 22 thousand as of June 2005.

  As the stabilization of the migration of systems should be completed by year-end, TV Cabo is not overruling that further write-offs may occur in the second half of 2005.

- Pay-TV customers totalled 1,465 thousand (1,076 thousand in cable and 389 thousand in satellite) in the first half of 2005. Excluding effects of adjustments made to the Client base, Pay-TV net additions

totalled 16 thousand in the first half of 2005. The number of premium services subscriptions reached 786 thousand in the first half of 2005.

- In the first half of 2005, efforts to digitalise Pay-TV services continued, with the total number of set-top-boxes with access to digital services surpassing 380 thousand units at the end of June 2005.
- In May, PT Multimedia launched Funtastic Life, its Digital TV service. With over 60 channels, 10 of which are completely new, Funtastic Life reinforces TV Cabo's content offer in entertainment, films, TV series, documentaries, sports, children's programming, and music. With content chosen in accordance with customer preferences, Funtastic Life has a monthly subscription price of Euro 26.76.
- Also in May, PT Multimedia enhanced its premium cinema offer, launching a comedy channel called Lusomundo Happy. This new channel broadens TV Cabo's premium cinema offer, which already includes Lusomundo Premium, Lusomundo Gallery, and Lusomundo Action, while reinforcing its' value for money.
- At the end of the first half of 2005, Broadband Internet subscribers totalled 333 thousand. Excluding the adjustments made to the Client base, broadband Internet net additions reached 27 thousand in the first half of 2005, compared to 39 thousand net additions during the same period last year.
- In May 2005, PT Multimedia multiplied broadband download speeds by a factor of four, from 512kps to 2 Mbps and from 1Mbps to 4 Mbps, without any price increase. Simultaneously a new service with an 8Mbps downstream speed was launched.
- In June, Netcabo was voted best Portuguese ISP for the second year running by PC Guia, Potugal's leading IT magazine. This readers' prize recognises the continued improvement of Netcabo's quality of service, resulting from investments in the network and improved customer service.
- Blended ARPU in the first half of 2005 totalled Euro 27.60 an increase of 10.3% y.o.y, reflecting higher penetration of broadband services, increases in Pay-TV prices and the adjustments made in the client base.

Audiovisuals

- In the first half of 2005, PT Multimedia opened three new cinema complexes: one in Funchal, with 6 screens, one in Porto with 7 screens, and one in Coimbra with 10 screens. PT Multimedia's cinema network currently has 171 screens, with a total of 31,376 seats.
- The number of cinema tickets sold in Portugal in the first half of 2005 totalled 3,080 million, a decrease of 16.2% y.o.y. This decrease, in line with other European and North American markets, is essentially due to a lower number of blockbuster releases worldwide during this period. Additionally, movie exhibition, as well as Video distribution, has been negatively affected by increasing levels of DVD piracy.
- In the first half of 2005, PT Multimedia distributed 37 movies. Among the films launched were "Meet the Fockers", "Million Dollar Baby", "Shall we Dance," and "The Interpreter".
- 262 titles were launched on video, including "The Incredibles", "Bambi – Special Edition", "National Treasure", "Alexander" and "Collateral".

3. CONSOLIDATED RESULTS

Table 3 – Consolidated Income Statement

Euro million	2Q05	2Q04	y.o.y.	1H05	1H04	y.o.y.
Operating Revenues	**149.2**	**141.8**	**5.2%**	**305.8**	**285.9**	**7.0%**
Pay-TV and Cable Internet	133.7	124.8	7.1%	271.4	243.6	11.4%
Audiovisuals	18.2	18.9	(3.6%)	39.1	45.0	(13.2%)
Other	(2.6)	(1.9)	40.8%	(4.8)	(2.7)	73.5%
Operating Costs excluding D&A	**103.0**	**97.3**	**5.9%**	**211.0**	**199.6**	**5.7%**
Wages and Salaries	10.6	9.6	9.9%	21.2	20.9	1.0%
Direct costs	47.9	43.1	11.2%	97.3	89.1	9.3%
Costs of Telecommunications	7.8	6.8	14.8%	15.6	13.3	17.8%
Programming Costs	33.6	29.7	13.1%	67.1	60.1	11.7%
Other Direct Costs	6.5	6.6	(1.1%)	14.6	15.7	(7.4%)
Costs of Products Sold	3.9	2.5	56.2%	8.1	7.1	15.3%
Marketing and Publicity	5.1	7.7	(34.2%)	9.0	11.7	(23.4%)
Support Services	11.2	8.5	31.8%	19.3	17.0	13.8%
Maintenance and Repairs	6.8	3.6	89.2%	10.6	6.6	61.4%
Supplies and External Expenses	21.3	19.8	8.0%	41.6	42.1	(1.2%)
Provisions	(1.1)	1.0	n.m.	3.9	2.0	96.8%
Taxes Other than Income Taxes	(2.1)	0.6	n.m.	(0.1)	1.2	n.m.
Other Operating Costs	(0.7)	0.8	(181.6%)	0.2	2.0	(91.3%)
EBITDA	**46.2**	**44.6**	**3.8%**	**94.8**	**86.2**	**10.0%**
Depreciation and Amortisation	14.6	13.5	8.4%	28.3	24.8	14.0%
Income from Continued Operations	**31.6**	**31.0**	**1.8%**	**66.5**	**61.4**	**8.4%**
Other Expenses (Income)	**0.2**	**3.6**	**(95.5%)**	**0.0**	**4.4**	**n.m.**
Losses (Gains) on Disp. of Fixed Assets	0.1	(0.1)	n.m.	(0.0)	(0.0)	n.m.
Other Costs	0.0	3.7	(99.5%)	0.0	4.4	(98.9%)
Income before Financials and Income Taxes	**31.4**	**27.4**	**14.5%**	**66.5**	**57.0**	**16.6%**
Financial Expenses (Income)	**(0.9)**	**1.5**	**(158.6%)**	**1.1**	**2.1**	**(44.6%)**
Net Interest Expenses	1.4	(0.2)	n.m.	2.4	0.5	408.8%
Net Other Financial Expenses (Income)	(1.5)	(0.8)	90.5%	(1.1)	(0.3)	259.8%
Equity in Losses (Earnings) of Affiliates	(0.8)	2.4	n.m.	(0.2)	1.9	n.m.
Income Before Income Taxes	**32.3**	**25.9**	**24.5%**	**65.4**	**54.9**	**19.0%**
Provision for Income Taxes	(8.3)	(8.7)	(4.4%)	(17.5)	(16.9)	3.4%
Income from Discontinued Operations	(2.4)	2.0	n.m.	(4.0)	0.1	n.m.
Income Applicable to Minority Interests	(0.3)	(0.5)	(42.3%)	(0.1)	(1.1)	(87.3%)
Consolidated Net Income	**21.3**	**18.8**	**13.8%**	**43.8**	**37.1**	**18.1%**

Consolidated Operating Revenues

PT Multimedia operating revenues amounted to Euro 305.8 million, an increase of 7.0% y.o.y. Operating revenues in the first half of 2005 were negatively impacted by the adjustments made in the customer base, as revenues related to bad debt customers have been deferred. Likewise, provisions created relative to such customers were reversed.

Considering the negative effect of deferred revenues, operating revenues in Pay-TV and Broadband Internet increased by 11.4% y.o.y in the first half of 2005 to Euro 271.4 million, underpinned by continued costumer growth, price increases in Pay-TV services, and increased broadband penetration. In the first semester of 2005, Pay-TV and Broadband Internet activity accounted for 88.8% of PT Multimedia's operating revenues.

Audiovisuals operating revenues fell by 13.2% y.o.y in the first half of 2005 to Euro 39.1 million. This decline is mainly due to the termination of the Playstation distribution contract with Sony, which resulted in PT Multimedia no longer selling Playstation consoles and associated videogames. Furthermore, video distribution revenues decreased because of the loss of the Columbia video catalogue (cinema producer for Sony). Additionally, in the first quarter of 2004, Warner Lusomundo's fiscal year (November year end) was reconciled with that of PT Multimedia (December year end). This alignment resulted in seven months of Warner Lusomundo activity (from December of 2003 to June of 2004) being incorporated into PT Multimedia's consolidated results for the first semester of 2004, while the first semester 2005 results only reflect six months of Warner Lusomundo activity. Excluding these effects, first half 2005 audiovisuals operating revenues would have increased by approximately 1.5%, essentially due to good performance in cinema and video distribution, compensating the drop in revenue from cinema exhibition.

EBITDA increased by 10.0% y.o.y in the first half of 2005 to Euro 94.8 million, and EBITDA margin was 31.0%.

Consolidated Recurring Operating Costs

Consolidated recurring operating costs amounted to Euro 211.0 million in the first half of 2005, an increase of 5.7% y.o.y over the first half of 2004, whilst operating revenues increased 7.0% y.o.y.

Wages and salaries increased by 1% y.o.y in the first half of 2005 to Euro 21.2 million and represented 6.9% of consolidated revenues.

In the first half of 2005, direct costs, which include telecommunication costs, programming costs and other, increased 9.3% y.o.y to Euro 97.3 million. This cost item represented 31.8% of consolidated operating revenues. Programming costs increased by 11.7% y.o.y in the first half of 2005 to Euro 67.1 million. The increase in programming costs was essentially due to an increase of 11% in costs associated with the premium sports channel, Sport TV, resulting from the increase in the its subscription price. Sport TV channel costs correspond to approximately 45% of programming costs. Additionally, programming costs increase is also due to the launch of new channels in 2004, and in the first half of 2005, namely the new channels of the Digital TV service Funtastic Life which significantly enriched PT Multimedia's Pay TV offer.

Costs of products sold increased by 15.3% y.o.y to Euro 8.1 million in the first half of 2005, primarily as a result of an agreement with both the Portuguese Government and the Regional Government of Madeira, in which Cabo TV provides a package with the four national free-to-air channels to Madeira residents. This requires the use of a digital set top box, which is sold by TV Cabo at a price subsidized by the Government. The subsidies provided by the Portuguese Government and the Regional Government of Madeira are accounted as "supplementary revenues". EBITDA is not affected by this operation.

Marketing and publicity costs decreased by 23.4% y.o.y in the first half of 2005 to Euro 9.0 million, reflecting cost rationalisation in advertising spending and promotional activities. Marketing and advertising costs accounted for 2.9% of consolidated operating revenues.

Support services costs (including mostly outsourcing costs related to information systems, call centres and logistics) increased 13.8% y.o.y in the first half of 2005 to Euro 19.3 million, essentially due to an increase

in costs relative to customer care services to support the launch of new services and the roll out of new information systems. Support service costs represented 6.3% of consolidated operating revenues.

Maintenance and repairs costs increased by Euro 4.0 million in the first half of 2005, as significant Pay-TV customer growth and the strong expansion of broadband services demanded increased network maintenance and repair so as to guarantee higher quality of service levels.

Supplies and external expenses decreased 1.2% y.o.y in the first half of 2005 to Euro 41.6 million, despite higher sales commissions and adjustments made to Service Provider remuneration in 2004. Supplies and external expenses accounted for 13.6% of consolidated operating revenues in the first quarter of 2005.

Provisions increased by Euro 1.9 million in the first half of 2005 to Euro 3.9 million. The increase in this caption is primarily due to an increase in provisions for doubtful receivables related to Pay-TV and Broadband Internet.

Depreciation and amortisation costs increased by 14.0% y.o.y to Euro 28.3 million in the first half of 2005. Depreciation charges exceeded capex by Euro 27.3 million, resulting in a capex to depreciation ratio of 1.96 times in the first half of 2005. This item accounted for 9.3% of first half 2005 consolidated operating revenues.

Recurring Operating Income

Recurring operating income rose by 8.4% y.o.y in the first half of 2005 to Euro 66.5 million, with operating margin increasing by 0.3pp to 21.7%. The increase in the operating income is explained by the increase in EBITDA.

Net Income

Net income amounted to Euro 43.8 million in the first half of 2005, an increase of 18.1% y.o.y compared to Euro 37.1 million booked in the first half of 2004.

Net interest expenses amounted to Euro 2.4 million in the first half of 2005, compared to Euro 0.5 million in the first half of 2004, reflecting the increase in net debt during the period.

Net other financial expenses amounted to Euro 1.1 million in the first half of 2005, including the recognition of a financial gain of Euro 3.5 million related to the share buyback programme, which corresponds to the difference of the average PT Multimedia share price on the issuance date of the warrants and on the exercise date. This caption mainly includes several financial expenses, namely banking commissions and related expenses.

Equity accounting gains of affiliated companies totalled Euro 0.2 million in the first semester of 2005. This caption included mainly PT Multimedia's share in the earnings of Sport TV and Lisboa TV, totalling Euro 1,2 million, and in the losses of Warner Lusomundo Sogecable and SGPICE, totalling Euro 0,9 million.

Provisions for income taxes totalled Euro 17.5 million in the first semester of 2005, compared to Euro 16.9 million in the first semester of 2004.

In the first half of 2005, discontinued operations included PT Multimedia's share in the earnings of Lusomundo Serviços.

4. CAPEX

Table 4 – Capex

Euro million	2Q05	2Q04	y.o.y.	1H05	1H04	y.o.y.
Terminal equipment	4.4	2.9	51.4%	7.1	6.0	17.9%
Pay-TV and Cable Internet Infrastructure	9.5	6.5	46.5%	22.0	9.6	129.2%
Transponders	16.8	0.0	n.m.	16.8	0.0	n.m.
Other	9.0	3.3	167.5%	9.7	6.6	47.7%
Total Capex	**39.6**	**12.7**	**210.9%**	**55.6**	**22.2**	**150.4%**

In the first half of 2005, Capex totalled Euro 55.6 million. This includes Euro 16.8 million related to the purchase of usage rights for a fifth satellite transponder until the end of its useful life, estimated at December 2016. The payment of these Euro 16.8 million will occur over the course of the transponder's useful life, thus making it a non cash item. Excluding this non cash item, Capex in the first half of 2005 totalled Euro 38.8 million, an increase of Euro 16.6 million y.o.y. The increase in Capex is primarily due to investments in (i) set top boxes related to the digitalization programme, (ii) information systems upgrade, and (iii) the cable network in order to improve Pay TV and Broadband Internet offer and quality of service. Additionally Euro 3.2 million was invested in the maintenance and remodelling of cinema complexes, as well as the opening of three new ones.

EBITDA minus Capex amounted to Euro 39.2 million in the first half of 2005, corresponding to 12.8% of operating revenues. Excluding non cash items, EBITDA minus Capex amounted to Euro 56.0 million in the first half of 2005, a decrease of 12.2% y.o.y, representing 18.3% of revenues.

5. CONSOLIDATED BALANCE SHEET

Table 5 – Consolidated Balance Sheet

Euro million	30 June 2005	31 December 2004
Current Assets	198.9	233.0
Cash and Equivalents	37.6	26.7
Accounts Receivable, net	130.2	168.6
Inventories, net	14.7	16.1
Taxes Receivable	5.9	9.4
Prepaid Expenses and Other Current Assets	10.6	12.2
Non-Current Assets	648.5	834.5
Investiments in Group Companies	38.3	50.3
Other Investments	0.0	1.3
Intangible Assets, net	217.4	319.1
Fixed Assets, net	238.4	275.7
Defered Taxes	131.8	165.2
Other Non-Current Assets	22.6	23.0
Assets Related to Discontinued Operations	241.4	0.0
Total Assets	**1,088.8**	**1,067.6**
Current Liabilities	342.3	277.8
Short Term Debt	7.6	34.8
Accounts Payable	256.9	156.7
Accrued Expenses	49.3	61.7
Deferred Income	17.0	6.9
Taxes Payable	10.9	16.3
Current Provisions and Other Liabilities	0.7	1.4
Non-Current Liabilities	253.5	280.5
Medium and Long Term Debt	112.2	117.3
Accounts Payable	68.4	68.4
Non-Current Provisions and Other Liabilities	72.8	83.0
Accrued Post Retirement Liability	0.0	8.8
Deferred Taxes	0.0	2.9
Liabilities Related to Discontinued Operations	113.7	0.0
Total Liabilities	**709.5**	**558.3**
Equity before Minority Interests	369.8	498.1
Share Capital	77.3	78.4
Issue Premium	159.3	159.3
Reserves, Retained Earnings and Other	89.5	137.5
Net Income	43.8	122.9
Minority Interests	9.4	11.2
Total Shareholders' Equity	**379.3**	**509.3**
Total Liabilities and Shareholders' Equity	**1,088.8**	**1,067.6**

The gearing ratio [Net Debt / (Net Debt + Shareholders' Equity)] as of 30 June 2005 was 39.3%, while the shareholders' equity plus long term debt to total assets ratio stood at 51.3%. At the end of June 2005, the net debt to EBITDA ratio was 1.3 times and the EBITDA cover was 39.7 times.

Consolidated Net Debt

Table 6 – Consolidated Net Debt

Milhões de Euros	30 June 2005	31 December 2004	Pro-forma (1) 31 December 2004	Pro-forma Δy.o.y	Pro-forma y.o.y
Short Term	**105.5**	**34.8**	**6.9**	**98.6**	**1428.1%**
Bank Loans	0.0	25.0	0.0	0.0	n.s.
Shareholder Loans	98.0	0.0	0.0	98.0	n.s.
Financial leasing	7.6	9.8	6.9	0.7	9.6%
Transponders	6.6	6.0	6.0	0.6	10.5%
Medium and long term	**179.5**	**184.6**	**166.6**	**12.9**	**7.7%**
Bank Loans	0.0	10.9	0.0	0.0	0.0%
Shareholder Loans	67.3	67.3	67.3	0.0	0.0%
Financial leasing	112.2	106.5	99.3	12.9	13.0%
Transponders	111.3	98.1	98.1	13.2	13.5%
Total Indebtedness	**285.0**	**219.4**	**173.5**	**111.5**	**64.3%**
Cash and Short Term-Investments	37.6	26.7	24.7	12.8	51.9%
Loans to Shareholders	1.8	32.0	33.8	(32.0)	(94.8%)
Net Debt	**245.7**	**160.7**	**115.0**	**130.7**	**113.6%**

(1) Pro-forma values, excluding debt related to Lusomundo Serviços, SGPS, S.A.

PT Multimedia started to consider financial leasing as debt, including the usage rights for five satellite transponders. Consequently, as of June 30 2005, PT Multimedia's total indebtedness amounted to Euro 285.0 million.

Consolidated net debt as at 30 June 2005 amounted to Euro 245.7 million, an increase of Euro 130.7 million compared to year-end 2004. This increase is essentially due to outflows related to shareholder remuneration, including dividends and share buyback amounting to Euro 77.3 million and Euro 91.5 million, respectively. Considering the proceeds generated from the sale of the Media business (Euro 163.7 million) PT Multimedia had a net debt of Euro 82.0 million in the end of June 2005.

Shareholders' Equity (Excluding Minority Interests)

At 30 June 2005, shareholders' equity excluding minority interest amounted to Euro 369.8 million, a decrease of Euro 128.3 million from the end of 2004, resulting from (i) dividends paid in the period amounting to Euro 77.3 million, (ii) outflow of Euro 91.5 million related to the share buyback program, and (iii) net income generated during the period of Euro 43.8 million.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with Portuguese GAPP. As at 30 June 2005, distributable reserves of PT Multimedia amounted to approximately Euro 106.5 million. The level of distributable reserves is impacted by the amount of (i) treasury stock owned, (ii) net income generated and (iii) dividends paid out.

6. FIRST HALF KEY EVENTS AND RECENT DEVELOPMENTS

- On 25 August 2005, PT Multimedia executed the sale of Lusomundo Serviços, SGPS, S.A. shares, including 80.91% of Lusomundo Media, SGPS, S.A., to Olivedesportos – Publicidade, Televisão e Media, S.A., a company 100% owned by Controlinveste, SGPS, S.A. This sale was announced on 28 February 2005 and was pending Competition Authority decision of non-opposition which was obtained on 10 August 2005. The proceeds of this sale for PT Multimedia were of Euros 173.8 million, Euros 10.1 million of which were paid to Portugal Telecom, SGPS, S.A. for the acquisition of the 5.94% direct shareholding in Lusomundo Media, SGPS, S.A..
- On 30 May 2005, PT Multimedia's shareholders were paid a cash dividend of Euro 0.50 per share for the year ended 31 December 2004.
- On 24 May 2005 PT Multimedia concluded a share buyback programme, through the issuance of European-style put warrants, consisting of the allocation to each shareholder of one warrant for each share held. Accordingly, on 5 May 2005, one warrant was allocated and credited to the accounts of the shareholders of PT Multimedia for each PT Multimedia share deposited into an account opened with a qualified financial intermediary as of 4 May 2005. The warrants entitled shareholders to the following: (i) for every ten put warrants, shareholders opting for physical settlement of warrants had the right to dispose of one PT Multimedia share at the price of Euro 21.50 per share; or (ii) shareholders opting for financial settlement of warrants received a cash payment for each warrant equal to the difference between the strike price and the reference price of PT Multimedia shares. The strike price of the warrants was set at Euro 21.50 per PT Multimedia share and the reference price, corresponding to the average PT Multimedia share price quoted on the Eurolist by Euronext on the exercise date (23 May 2005) was fixed at Euro 18.43. Of the 156,896,928 put warrants issued, 23,485,140 (corresponding to 2,348,514 shares) were physically settled while the remaining 133,411,788 were financially settled. Through the share buyback program, PT Multimedia returned Euro 91.5 million to shareholders.
- On 1 June 2005, PT Multimedia reduced its share capital by Euro 1,174,257 to Euro 77,274,207. This share capital reduction occurred through the cancellation of 2,348,514 of its own shares acquired in connection with the aforementioned share buyback program.
- On 1 June 2005, PT Multimedia executed a one-for-two stock split, whereby each shareholder received an additional share for each share held. The nominal value of each share was reduced from Euro 0.50 to Euro 0.25 per share. As a result PT Multimedia share capital is now represented 309,096,828 shares.
- On 14 June 2005, PT Multimedia completed the sale of its 33.33% stake in Warner Lusomundo Sogecable, following the approval by the Spanish Competition Authority.

7. BASIS OF PRESENTATION

Application of International Financial Reporting Standards

PT Multimedia has adopted International Financial Reporting Standards ("IFRS") in 2005 and in accordance with IFRS 1 – "First-Time Adoption of International Financial Reporting Standards" has used January 1, 2004 to compute all transition adjustments using the retrospective method, excluding some exceptions permitted by IFRS 1. Before the adoption of IFRS, the PT Multimedia's financial statements were prepared in accordance with Portuguese Accounting Principals (PGAAP).

Main differences between IFRS and PGAAP

1. Dismantling and removal obligations

Under IFRS, the acquisition cost of tangible assets should include the net present value of any future dismantling or removal liabilities, if its value could be reliably estimated and the cash out flow is likely. Under PGAAP, those liabilities should be recognized when the cost is incurred.

2. Sale and lease back transactions

PT Multimedia has entered into Qualified Technological Equipment Transactions over certain of its telecommunication equipment, and received up-front fees to enter in those transations. Under IFRS, all gains obtained with the sale of the equipment should be recognized over the lease period, the assets should not be derecognized of the balance sheet and all special purpose vehicles ("SPV") should be consolidated by the entities that substantially obtained all the economic benefits of the transaction. Under PGAAP, gains were recognized in net income when obtained, for certain transactions the assets were derecognized of the balance sheet and the SPV's were not consolidated.

3. Provisions for restructuring

Under IFRS, provisions for restructuring can only be recognized when certain criteria established by IAS 37 are met, namely the existence of a plan approved by the management, the ability to reasonably measure the obligation and the likelihood of the cash out flow, among others. Under PGAAP, the recognition of provision is subject to a less stringent criteria.

4. Amortization of goodwill

Under IFRS, goodwill recognized in the acquisition of financial investments is not amortized, been subject to periodic impairment tests Under PGAAP, goodwill is amortized through income, although been also subject to periodic impairment tests. IFRS 1 established that transition data for the application of this rule should be applied only after January 1, 2004.

5. Purchase price allocation

Under IFRS, the purchase price should be allocated to the fair value of the assets and liabilities acquired, to unrecognized intangible assets, and the remaining part to goodwill. Under PGAAP, the excess amount of the proportional net assets acquired does not need to be allocated to unrecognized intangible assets, and usually allocated to goodwill. PT Multimedia used the exception of IRFS 1, and has only applied this rule to business combinations entered after January 1, 2004.

6. Start-up expenses and research and development

Under IFRS, start-up expenses are recognized when incurred. Under PGAAP, star-up expenses are recognized as an intangible asset and are amortized on a straight line basis.

Under IFRS, expenses related to the research phaze should be recognized when incurred, and development expenses could be recognized as an intangible, if any future benefit is expected, and amortized on a straight line during the period benefits are expected to occur. Under PGAAP, research and development expenses are recognized as an intangible asset and are amortized on a straight line basis, if any future benefit is expected to occur.

7. Deferred costs

Under IFRS, deferred costs related to training, marketing and publicity and maintenance and repair are recognized when incurred. Under PGAAP, these costs could be recognized as an intangible asset and amortized on a straight line basis, if any future benefit is expected to occur.

8. Reclassifications

Under IFRS, certain reclassifications were made to the financial statements under PGAAP. The major reclassifications were as follows:

- Provisions for financial investments were deducted to the correspondent asset;
- Provisions for tangible and intangible assets were deducted to the correspondent asset;
- Investment subsidies not recognized in the net income were deducted to the value of the correspondent asset;
- Goodwill generated in the acquisition of associated companies was recognized as a financial investment.

Table 7 – Income Statement under IFRS

Euro million	1Q04	2Q04	3Q04	4Q04	2004	1Q05	2Q05	1H05
Operating Revenues	**144.1**	**141.8**	**147.9**	**158.8**	**592.5**	**156.6**	**149.2**	**305.8**
Pay TV and Cable Internet	118.8	124.8	126.6	136.9	507.0	137.8	133.7	271.4
Audiovisuals	26.2	18.9	23.4	23.1	91.5	20.9	18.2	39.1
Other	(0.8)	(1.9)	(2.1)	(1.2)	(6.1)	(2.1)	(2.6)	(4.8)
Operating Costs excluding D&A	**102.4**	**97.3**	**100.5**	**107.4**	**407.5**	**108.0**	**103.0**	**211.0**
Wages and Salaries	11.3	9.6	10.2	10.9	42.0	10.6	10.6	21.2
Direct costs	46.0	43.1	44.2	47.1	180.4	49.4	47.9	97.3
Costs of Telecommunications	6.5	6.8	6.0	7.5	26.8	7.8	7.8	15.6
Programming Costs	30.4	29.7	30.9	31.4	122.4	33.5	33.6	67.1
Other Direct Costs	9.1	6.6	7.3	8.1	31.2	8.0	6.5	14.6
Costs of Products Sold	4.6	2.5	3.1	4.6	14.8	4.2	3.9	8.1
Marketing and Publicity	4.0	7.7	5.1	7.0	23.8	3.9	5.1	9.0
Support Services	8.5	8.5	8.3	10.0	35.2	8.2	11.2	19.3
Maintenance and Repairs	3.0	3.6	4.1	4.1	14.8	3.8	6.8	10.6
Supplies and External Expenses	22.3	19.8	20.3	22.9	85.3	20.2	21.3	41.6
Provisions	0.9	1.0	1.9	(3.0)	0.9	5.0	(1.1)	3.9
Taxes Other than Income Taxes	0.6	0.6	1.4	1.5	4.1	1.9	(2.1)	(0.1)
Other Operating Costs	1.1	0.8	1.9	2.3	6.2	0.8	(0.7)	0.2
EBITDA	**41.6**	**44.6**	**47.4**	**51.4**	**185.0**	**48.6**	**46.2**	**94.8**
Depreciation and Amortisation	11.3	13.5	13.7	12.4	50.9	13.7	14.6	28.3
Recurring Operating Income	**30.3**	**31.0**	**33.7**	**39.0**	**134.1**	**34.9**	**31.6**	**66.5**
Other Expenses (Income)	**0.8**	**3.6**	**1.0**	**78.4**	**83.8**	**(0.2)**	**0.2**	**0.0**
Losses (Gains) on Disp. of Fixed Assets	0.0	(0.1)	0.0	0.0	(0.0)	(0.2)	0.1	(0.0)
Other costs	0.7	3.7	1.0	78.4	83.8	0.0	0.0	0.0
Income bef. Financials & Inc. Taxes	**29.6**	**27.4**	**32.7**	**(39.4)**	**50.3**	**35.1**	**31.4**	**66.5**
Financial Expenses (Income)	**0.6**	**1.5**	**1.5**	**(0.9)**	**2.7**	**2.0**	**(0.9)**	**1.1**
Net Interest Expenses	0.6	(0.2)	1.0	0.9	2.4	1.0	1.4	2.4
Net Other Financial Expenses (income)	0.5	(0.8)	(0.1)	0.3	(0.1)	0.4	(1.5)	(1.1)
Equity in Losses (Earnings) of Affiliates	(0.5)	2.4	0.5	(2.1)	0.4	0.6	(0.8)	(0.2)
Income before Income Taxes	**29.0**	**25.9**	**31.2**	**(38.5)**	**47.6**	**33.0**	**32.3**	**65.4**
Provision for Income Taxes	(8.2)	(8.7)	(9.7)	102.1	75.5	(9.2)	(8.3)	(17.5)
Income from Discontinued Operations	(1.9)	2.0	(0.4)	2.2	1.9	(1.5)	(2.4)	(4.0)
Income Applicable to Minority Interests	(0.6)	(0.5)	(0.6)	(0.5)	(2.2)	0.1	(0.3)	(0.1)
Consolidated Net Income	**18.3**	**18.8**	**20.6**	**65.3**	**122.9**	**22.4**	**21.3**	**43.8**

Table 8 – Net Income Reconciliation

Euro million	1H04
Net Income under Portuguese GAAP	**30.6**
Asset retirement obligation (1)	(0.1)
Sale and lease back transactions (2)	0.1
Provisions for restructuring (5)	(2.0)
Goodwill amortization (6)	7.0
Purchase accounting (8)	(0.7)
Start-up and R&D expenses (9)	2.1
Deferred costs (10)	0.0
Net Income under IFRS	**37.1**

Table 9 – Shareholder's Equity Reconciliation

Euro million	1 January 2004	31 December 2004
Equity before MI under PGAAP	**391.5**	**488.7**
Asset retirement obligation (1)	(1.1)	(1.2)
Sale and lease back transactions (2)	(1.0)	(0.9)
Provisions for restructuring (3)	10.9	7.4
Goodwill amortization (4)	-	14.3
Purchase accounting (5)	-	(1.4)
Start-up and R&D expenses (6)	(11.0)	(8.4)
Deferred costs (7)	(1.2)	(0.4)
Equity before MI under IFRS	**388.0**	**498.1**
Minority Interests under IFRS	9.8	11.2
Total Shareholders' Equity - IFRS	**397.8**	**509.3**

Contacts: Luís Pacheco de Melo, Chief Financial Officer
lmelo@pt-multimedia.pt

Lídia Falcão, Investor Relations
lidia.m.falcao@pt-multimedia.pt

Tel.: +351.21.7824725
Fax: +351.21.7824735

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on the Reuters under the symbol PTMN.IN and on Bloomberg under the symbol PTM PL.